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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First BanCorp

Full Name of Registrant

Not Applicable

Former Name if Applicable

1519 Ponce De Leon Avenue

Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00908-0146

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

     On August 1, 2005, the Audit Committee (the “Committee”) of First BanCorp (the “Company”) determined that the Committee should review the background and accounting for certain purchases of mortgage loans made by the Company between 2000 and 2005. The Committee’s decision to undertake this review was based on several factors, including discussions with the Company’s external auditors. The extension is needed to permit the Committee to complete its review of the mortgage loan purchase contracts and to determine the impact, if any, of the results of the review on the Company’s previously issued interim and audited financial statements. The Committee has engaged independent counsel to undertake this review, which is currently in progress.
     The transactions to be reviewed involve the Company’s purchases of mortgage loans originated by other financial institutions. The Company has accounted for these transactions as regular purchases of mortgage loans with variable contractual rates payable to the Company. At the time of these purchases, the Company recorded the outstanding balance of these loans as mortgage loans receivable. The variable interest collected by the Company on these mortgage loans has been recorded as interest income. The Company did not record any derivatives or interest only strips as a result of these transactions. The issues currently being reviewed by the Committee are related to the terms and conditions of the purchase contracts.
     At the present time, the Company believes its accounting for these transactions was made in accordance with generally accepted accounting principles. In the event that the Committee concludes that the terms of the transactions are different from those that were considered by the Company to record these transactions, the Company will have to determine the impact, if any, of such terms on the Company’s financial statements. At the present time, the Company does not know the impact, if any, that different terms may have on the accounting for these transactions.
     At the present time, the Company is uncertain as to when the Audit Committee’s review of these transactions will be completed and when the Company will file its Form 10-Q for the quarter ended June 30, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Annie Astor-Carbonell	(787)	729-8088

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     First BanCorp has previously reported its results of operations for the fiscal quarter ended June 30, 2005 as described in the Form 8-K filed with the Securities and Exchange Commission on July 19, 2005. In this Form 8-K, First BanCorp reported earnings of $57,085,000 for the second quarter of 2005, compared to $39,935,000 for the second quarter of 2004.

FIRST BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2005	By	/s/ Annie Astor-Carbonell

Annie Astor-Carbonell Senior Executive Vice-President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

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